UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

________________________________________
Casey's General Stores, Inc.
(Name of Subject Company)

________________________________________
ClearBridge Advisors, LLC
(Name of Person Filing Statement)

________________________________________
Common Stock, no par value per share
(Title of Class of Securities)

________________________________________
147528103
(CUSIP Number of Class of Securities)

________________________________________
Terrence Murphy
Chief Operating Officer
ClearBridge Advisors, LLC
620 8th Avenue
New York, NY 10018
Telephone: (212) 805-2000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)




   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




ITEM 1.  SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9
(together with any exhibits and annexes attached hereto, this "Statement") relates is Casey's General Stores, Inc., an Iowa corporation ("Casey's" or the "Company"). Casey's principal executive offices are located at One Convenience
Blvd., Ankeny, Iowa 50021. Casey's telephone number at this address is (515) 965-6100.

Securities

The title of the class of equity securities to which this Statement relates is the common stock, no par value per share, of the Company ("Casey's Common Shares"), together with the associated rights (the "Rights") to purchase Series A Serial
Preferred Stock, no par value per share, of the Company (the
"Series A Preferred Stock") issued pursuant to the Rights
Agreement dated as of April 16, 2010 (the "Rights Agreement"), between the Company and Computershare Trust Company, N.A., as
Rights Agent. As of June 4, 2010, there were 50,929,162 Casey's
Common Shares issued and outstanding and an additional 5,956,550
Casey's Common Shares were reserved for issuance under Casey's equity compensation plans, of which up to a maximum of 956,550
Casey's Common Shares were issuable or otherwise deliverable in connection with the vesting of outstanding equity awards of Casey's.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

Clearbridge Advisors, LLC
620 8th Avenue
New York, NY 10018
(212) 805-2000

Background

ClearBridge Advisors, LLC is a registered investment adviser with approximately $54.9 billion in assets under management, as of March 31, 2010.


ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Relationship with Casey's

ClearBridge has no material agreement with Casey's.
ClearBridge has had routine contact with the company in its capacity as beneficial owner of Casey's common shares.
See, also Exhibit A.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

See Exhibit A




ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

N/A

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

As of June 24,2010 ClearBridge beneficially* owns 810,739 shares of Casey's common stock.

*Beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934.


ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

N/A

ITEM 8.  ADDITIONAL INFORMATION

N/A


ITEM 9.  EXHIBITS

Exhibit A attached




Exhibit A

The Board of Directors
Casey's General Stores, Inc.
c/o Robert J. Meyers,
Casey's General Stores, Inc.
One S.E. Convenience Blvd
Ankeny, Iowa 50021
                                                   June 28, 2010

Dear Mr. Meyers,

ClearBridge Advisors has been a long-term shareholder of Casey's General Stores Inc. (Casey's) in a number of our Firm's equity strategies. We believe management has built a quality company, demonstrating superior financial metrics in the convenience store and general retail industry, with good long-term growth prospects.

Pursuant to our conversation with you and Bill Walljasper on June 23, 2010, we urge the management and the Board of Directors of Casey's to engage in a formal negotiation with the management team of Alimentation Couche-Tard (Couche-Tard) with respect to their $36 cash offer to acquire 100% of the outstanding shares of Casey's. Anything less gives the impression that independence, not the maximization of shareholder value, is the Board's highest priority.

The response by Casey's Board of Directors, made public in a 14D-9 filing dated June 7, 2010, makes a strong argument that Casey's stock is undervalued at $36 per share. We agree that the offer does not adequately capture the full earnings power and potential of Casey's when optimally capitalized. We also believe that the offer does not account for the revenue synergies and cost savings created though a combination of Casey's and Couche-Tard.

Since the unsolicited offer by Couche-Tard to acquire Casey's for $36 in cash, Casey's Board of Directors and management have not engaged in meaningful discussion with Couche-Tard, despite Couche-Tard's repeated stated availability to discuss the terms
and structure of the proposed transaction.   That willingness
to negotiate was reaffirmed to us by the senior management of Couche-Tard during their visit to ClearBridge's offices on June 4, 2010.

However, it is the fiduciary duty of Casey's management and the Board to negotiate in good faith and act in the best interest of Casey's shareholders. Discussion of the offer or other options does not restrict or preclude the Boards ability to reject Couche-Tard's offer, or any subsequent alternative, that may result from negotiation, in our view. Conversely, the Board's intransigence discourages a higher offer and could result in shareholder wealth destruction should the Couche-Tard tender offer be withdrawn or not accepted by shareholders.

We urge the Board of Directors to reconsider its position with regard to the Couche-Tard tender and negotiate in good faith for the benefit of all shareholders.

Sincerely,

Brian Angerame    Derek Deutsch	   Aram Green

Peter Hable       Jeffrey Russell



Signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Terrence Murphy
(Signature)


Terrence Murphy - Chief Operating Officer

(Name and Title)

June 25, 2010

(Date)